Exhibit 99.2

Full Year 2020 Report Zealand Pharma 11 March 2021

Forward - looking statements • This presentation contains information pertaining to Zealand Pharma A/S (“Zealand”). Neither Zealand nor its management, dire cto rs, employees or representatives make any representation or warranty, express or implied, as to the accuracy or completeness of any of the information contained in this presentation or any other information transmitted or made available to the viewer or recipient her eof, whether communicated in written or oral form.  • This presentation does not constitute or form part of, and should not be construed as, an offer to sell or issue or the solic ita tion of an offer to buy or acquire Zealand securities, in any jurisdiction, or an inducement to enter into investment activity, nor shall there b e any sale of Zealand securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registratio n or qualification under the securities laws of any such state or jurisdiction. No part of this presentation, nor the fact of its distribution, sho uld form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever.   • This presentation contains forward - looking statements that reflect management’s current views with respect to Zealand’s product candidates’ development, clinical and regulatory timelines and anticipated results, market opportunity, potential financial perf ormance and other statements of future events or conditions. Although Zealand believes that the expectations reflected in such forward - looki ng statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, result s could differ materially from those set out in the forward - looking statements as a result of various factors, many of which are beyond Zealand’s control. No reliance should be made on such forward - looking statements.  • Zealand does not intend to update the presentation, including the forward - looking statements contained therein, following distri bution, beyond what is required by applicable law or applicable stock exchange regulations if and when circumstances arise that lead to changes compared to the date when these statements were provided. 11 March 2021 FY 2020 presentation 2

Established Commercial Operations Ahead of Potential Product Launch And Continued To Advance Pipeline 3 Business highlights for Q4 2020 and subsequent events • Dasiglucagon auto - injector and pre - filled syringe for severe hypoglycemia: Strengthened US commercial operations and continued to progress commercial launch readiness ahead of potential FDA approval. • Announced data from first Phase 3 trial for dasiglucagon in congenital hyperinsulinism (CHI). • Dapiglutide for the treatment of Short Bowel Syndrome: Dosed first patients in phase 1b multiple ascending dose study. • Strengthened the US commercial model by adding robust business analytics capabilities and a modernized digital and virtual marketing mix. • In January of 2021, secured a total of gross DKK 749.0 million through a direct issue and private placement of approximately 4.0 million new shares to institutional and professional investors, including participation from the CEO and CFO of Zealand Pharma. • In March of 2021 the company hosted a virtual R&D day and Q&A session focusing on the company’s R&D strategy, peptide platform and early and late - stage clinical portfolio. 11 March 2021 FY 2020 presentation

Zealand Pharma is facing an exciting 2021 4 Launch Dasiglucagon Auto - Injector & Prefilled Syringe and optimize commercialization Advance our early pipeline Execute launch readiness program for Dasiglucagon Auto - Injector and Prefilled Syringe Launch Dasiglucagon Auto - Injector & Prefilled Syringe (assuming NDA approval in March 2021) Deliver on net revenue target for Dasiglucagon Auto - Injector and Prefilled Syringe Deliver on net revenue target for V - Go TM Execute on clinical pipeline Dasiglucagon Auto - Injector and Prefilled Syringe: Potential NDA approval from U.S. FDA – PDUFA date 27 March Dasiglucagon for dual - hormone artificial pancreas pump: Initiate Phase 3 study Dasiglucagon for congenital hyperinsulinism: Deliver second phase III in 2021 and prepare NDA/MAA for execution in 2022 – ongoing Glepaglutide for short bowel syndrome: Continue patient enrolment in Phase 3 study – ongoing Dapiglutide for short bowel syndrome: Complete MAD Phase 1 program Advance pre - clinical drug candidates towards Phase 1 initiation Initiate new pre - clinical projects Develop our next generation peptide platform Maintain a strong financial and organizational position Secured a total of DKK gross 749.0 million through a direct issue and private placement of new shares – January 2021 Ensure disciplined financial management and productive investments Focus company on operational performance and organizational health 11 March 2021 FY 2020 presentation

Significant pipeline evolution and a commitment to continue to deliver

	Product Candidate	Indication
Metabolic	Dasiglucagon Auto-Injector and Prefilled Syringe	Severe hypoglycemia
Metabolic	Dasiglucagon S.C. Continuous Infusion	Congenital hyperinsulinism
Metabolic	Dasiglucagon Bi-Hormonal Artificial Pancreas Pump	Type 1 Diabetes management
Metabolic	Dasiglucagon Adjustable Mini-Dose	PBH/ T1D exercise-induced hypo
Metabolic	BI 456906 GLP-1/GLU Dual Agonist[1]	Obesity/ NASH/T2D
Metabolic	ZP 8396 Amylin Analog	Obesity
Metabolic	ZP 6590 GIP Agonist	Obesity
GI & Inflammation	Glepaglutide GLP-2 Analog	Short Bowel Syndrome
GI & Inflammation	Dapiglutide GLP-1/GLP-2 Dual Agonist	SBS+
GI & Inflammation	ZP 9830 Kv1.3 Ion Channel Blocker	IBD+
GI & Inflammation	ZP 10000 α4β7 Integrin Inhibitor	IBD
GI & Inflammation	Complement C3 Inhibitor[2]	Undisclosed

Stages: Preclinical | Phase 1 | Phase 2 | Phase 3 | Registration | Marketed

[1] Licensed to Boehringer Ingelheim: EUR 345 million outstanding potential development, regulatory and commercial milestones + high single to low double digit % royalties on global sales
[2] Licensed to Alexion: USD 610 million potential development, regulatory and commercial milestones + high single to low double digits % royalties on net sales

FY 2020 presentation • 11 March 2021
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6 Trial 17109 – Completed* Trial 17103 - Ongoing Open - label extension study 17106 - Ongoing * Dasiglucagon on top of standard of care (SOC) did not significantly reduce the rate of hypoglycemia compared to SOC alone when assessed by i ntermittent self - measured plasma glucose (primary endpoint). However, hypoglycemia was reduced by 40 – 50% when assessed by blinded continuous glucose monitoring (exploratory analysis). Dasiglucagon treatment was assessed to be safe and well tolerated in the study. 31 out of 32 patients have continued into the long - term extension study Congenital hyperinsulinism 32 patients, age 3 months - 12 years. Trial completed Hypo - prone, maximum therapy, incl. pancreatic surgery 8 weeks of treatment (4 weeks follow - up) 12 patients, age 7 days - 12 months. First patients enrolled; phase 3 trial readout expected in 2021 Newly diagnosed, dependent on IV glucose 25 days of treatment (4 weeks follow - up) Maximum 44 patients, age 1 month onwards Patients from 17109 and 17103 with ongoing positive benefit/risk Allows for long - term data Zealand has a comprehensive Phase 3 program to address the unmet need in CHI 11 March 2021 FY 2020 presentation

7 1 S. Russell et al. 2020. Conference. DIABETES TECHNOLOGY & THERAPEUTICS. Page A - 53. 2 The iLet ® bionic pancreas is an investigational device limited by Federal (or United States) law to investigational use. Not available for sale. Phase 2 home - use clinical trial testing the iLet ® bionic pancreas using Dasiglucagon 1 Insulin - Only Bihormonal Mean CGM glucose level 149 mg/dL 139 mg/dL Time spent in range (70 - 180 mg/dL) 71% 79% Mean CGM glucose <154 mg/dL (achieving ADA target for adults) 50% 90% Mean percentage of time CGM glucose < 54 mg/dL 0.6% 0.3% Mean percentage of time CGM glucose < 70 mg/dL 3.6% 2.4% iLet ® bihormonal bionic pancreas (investigational device 2 ) Dasiglucagon 4 mg/ml (investigational) Phase 3 trial initiation expected in H2 2021 based on positive EoP2 meeting with the FDA Glycemic data from phase 2 study supports decision to move to phase 3 with bihormonal bionic pancreas 11 March 2021 FY 2020 presentation

BI 456806, a long - acting GLP - 1 - Glu dual agonist is in Phase 2 as a potential novel treatment of T2D, obesity and NASH 8 Boehringer - Ingelheim is progressing the development of Zealand’s dual agonist BI 456906* Phase 1: PK/safety Japanese HV Phase 1b: MAD Obese/OW; 16 weeks Phase 1a: SAD trial Healthy Volunteers Phase 2: T2D 350 subjects; 16 wks; Glycemic control, BW Phase 2: Obesity 350 subjects; 46 weeks COMPLETED COMPLETED COMPLETED Expected completion Q3 2021 Phase 2: NASH 240 subjects; 48 weeks Sanchez - Garrido MA et al. Diabetologia 2017 * Licensed to Boehringer Ingelheim: EUR 345 million outstanding potential development, regulatory and commercial milestones + h ig h single to low double digit % royalties on global sales Q3 2022 Q1 2023 11 March 2021 FY 2020 presentation

Pre - clinical pipeline in obesity and other metabolic diseases are designed for dual pharmacology Dual agonist (one molecule – two actions) • BI456906 – GLP - 1/Glucagon receptor - agonist 9 Zealand Pharma addresses dual pharmacology from several angles Amylin analog and GIP agonist induce more weight loss in combination with GLP - 1 versus GLP - 1 alone in preclinical obesity model • ZP8396 allows for co - formulation with other peptides, including GLP - 1 and GIP • Once weekly dosing • Phase 1 anticipated in 2021 • ZP6590 allows for co - formulation with other peptides, including amylin and GLP - 1 • Predicted once weekly subcutaneous dosing • In IND enabling toxicology studies Co - formulation or loose combo of mono agonists • ZP8396 – Amylin analog • ZP6590 – GIP receptor - agonist Time (Study days) Body weight (g) 450 500 550 600 650 700 Vehicle GLP-1 analogue ZP Amylin analogue GLP-1 analogue + ZP Amylin analogue 131 4 7 10 16 19 22 25 28 31 34 Start of ZP Amylin analogue treatment Pre-treatment GLP-1 analogue ZP8396, amylin analog alone and in combination with GLP - 1 ZP6590, GIP agonist alone and in combination with GLP - 1 11 March 2021 FY 2020 presentation

10 • Reduction in weekly parenteral support (PS volume) • >20% reduction in PS volume • Reduction in weekly days on PS Trial design Primary and key secondary endpoints • Double - blind, placebo controlled trial in 129 SBS patients evaluating safety and efficacy of once and twice weekly dosing over 24 weeks Glepaglutide – Pivotal Phase 3 trial progressing toward results in 2022 11 March 2021 FY 2020 presentation

11 1 pINN and data on file; 2 IP protection until at least 2037; 3 Madsen et al, Regulatory Peptides 184 (2013) 30 - 39 Dapiglutide 1,2 - Long - acting GLP - 1/GLP - 2 dual agonist Clinical progress Clinical experience with short - term GLP - 1 and GLP - 2 combination treatment in SBS 3 Phase 1a (SAD) • Dapiglutide was concluded to be well - tolerated in single doses up to 7.5 mg • Most common adverse events were nausea, vomiting and decreased appetite • Plasma half - life of approximately 120 hours • Dose - response relationship on gastric emptying and other biomarkers Phase 1b (MAD) • Once - weekly dosing • Second dosing coho rt completed • Full results expected in 2021 GLP - 1 GLP - 2 GLP - 1+GLP - 2 Reduction in fecal output (g/d) 295 ± 326 387 ± 333 503 ± 366 p<0.001 p<0.001 Dapiglutide has potential to treat SBS as well as a wider range of gastrointestinal diseases 11 March 2021 FY 2020 presentation

Pre-clinical pipeline for IBD and other chronic inflammatory diseases

ZP9830, Kv1.3 blocker for T cell driven chronic inflammatory diseases incl. IBD

- Blockage of Kv1.3 ion channels on T effector memory cells involved in auto-immunity and chronic inflammation
- Optimized for selectivity, potency and stability
- In preparation for IND enabling toxicology studies



2000
1500
1000
500
0
IFN-g [pg/ml]
-14
-12
-10
-8
Compound conc [log M]

- Concentration-dependent inhibition of pro-inflammatory cytokine release (incl. IFN-g, IL-2 and IL17A) from stimulated human whole blood*

ZP10000, an α4β7 integrin inhibitor for oral delivery

- Binding kinetics on par with antibodies
- Potential for improved tissue penetration
- Formulation for oral administration being optimized



8,0
6,0
4,0
2,0
0,0
Measurement**
P=0.08
P<0.01
P<0.01
P=0.86
P=0.27
Colon length
Lesion length
Inf Score
MPO
Naive
3% DSS
3% DSS + ZP10000

- Oral dosing of ZP10000 reduces colonic lesion & inflammation in pre-clinical IBD disease model***

Complement C3 peptide inhibitor – outlicenced to Alexion

ALEXION

- Novel long-acting peptide inhibitor of complement C3
- Attractive target for peptides not addressable by antibodies
- Lead molecule half-life extended with improved stability in formulation and excellent binding properties to C3
- USD 610 million potential development, regulatory and commercial milestones + high single to low double digits % royalties on net sales

*Data on file. Concentration-dependent effect on pro-inflammatory cytokine release from Thapsigargin stimulated whole blood.
**For lengths, cm; for Myeloperoxidase (MPO), units per gram protein. Inflammation score is a composite of observations and ranges from 0-4. Mean ± SEM
***ZP10000 administered QD at 100 mg/kg in lipid-based vehicle via oral gavage to mice.

FY 2020 presentation • 11 March 2021

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DKK million FY 2020 FY 2019 Revenue DKK 353.3 DKK 41.3 Gross margin 262.7 40.9 Research and Development expenses - 604.1 - 561.4 Sales and Marketing Expenses - 285.3 0.0 Administrative Expenses - 202.8 - 67.9 Operating result - 792.4 - 587.9 Net financial items - 47.3 11.3 Result before tax - 839.7 - 576.7 Tax - 7.1 5.1 Net result for the period (after tax) DKK - 846.7 DKK - 571.5 Income statement 13 11 March 2021 FY 2020 presentation

14 Net Operating Expenses DKK 1,092.1 million / USD 166.9 million Cash position 1 DKK 1.28 billion / USD 192.2 million 0 200,000 400,000 600,000 800,000 1,000,000 1,200,000 2016 2017 2018 2019 2020 R&D expenses G&A expenses Sales & Marketing expenses 0 200,000 400,000 600,000 800,000 1,000,000 1,200,000 1,400,000 1,600,000 2016 2017 2018 2019 2020 Cash & cash equivalents Restricted cash Securities DKK/USD exchange rates used: December 31, 2020 = 6.54 and December 31, 2019 = 6.67 DKK thousand DKK thousand Strong balance sheet allows for continued investments 1 Excludes an additional DKK 749 million gross proceeds secured through directed issue in January 2021 FY 2020 presentation

2021 financial guidance • In 2021, Zealand Pharma expects net product revenue from the sales of its commercial products of DKK 220 million +/ - 10% compared to 2020 of DKK 161.3 million. • In 2021, Zealand Pharma expects revenue from existing license agreements. However, since such revenue is uncertain in terms of size and timing, Zealand Pharma does not intend to provide guidance on such revenue. • Net operating expenses in 2021 are expected to be DKK 1,250 million +/ - 10% compared to 2020 of DKK 1,092.1 million. 15 DKK million 2020 Guidance 2020 Actual Net operating expenses 950 - 1,000 1,092.1 Net product revenue 150 - 175 161.3 11 March 2021 FY 2020 presentation 2020 financial results vs guidance

2020 was a significant year for Zealand Pharma 16 We are passionate about transforming patients’ lives through peptide innovation and novel treatment solutions 5 commercialized products by 2025 Commercial foundation established Late - stage assets and robust early pipeline Employees License partnerships 5x25 2 4 2020 329 Fully integrated biotech with U.S. commercial presence Boehringer Ingelheim and Alexion Pharmaceuticals Commercial platform in place to launch metabolic and gastrointestinal franchises Three late - stage assets for metabolic diseases, one for GI diseases Offices in Copenhagen, New York, Boston and Marlborough 11 March 2021 FY 2020 presentation

Q&A session • 11 March 2021 FY 2020 presentation 17